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                          November 16, 2023

       Alexandre Mongeon
       Chief Executive Officer
       Vision Marine Technologies Inc.
       730 Boulevard du Cur  -Boivin
       Boisbriand, Qu  bec J7G 2A7, Canada

                                                        Re: Vision Marine
Technologies Inc.
                                                            Registration
Statement on Form F-1
                                                            Filed November 13,
2023
                                                            File No. 333-275503

       Dear Alexandre Mongeon:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jenny
O'Shanick at 202-551-8005 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Manufacturing
       cc:                                              Tim Dockery